

April 11, 2022

Jeffery LaValle
General Counsel
Zurn Water Solutions Corp
511 W. Freshwater Way
Milwaukee, Wisconsin 53204

> **Re: Zurn Water Solutions Corp**
> **Registration Statement on Form S-4**
> **Filed April 5, 2022**
> **File No. 333-264125**

Dear Mr. LaValle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Howard A. Kenny